Exhibit 99.2
Unaudited Condensed Interim Consolidated Financial Statements of
Concordia International Corp.
March 31, 2017

[2]

Concordia International Corp.
Unaudited Condensed Interim Consolidated Balance Sheets
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

As at	Mar 31, 2017	Dec 31, 2016
Assets
Current
Cash and cash equivalents	336,156	397,917
Accounts receivable (Note 6)	162,480	182,492
Inventory (Note 7)	91,336	92,807
Prepaid expenses	6,736	6,837
Income taxes recoverable	405	4,417
Interest receivable	38,490	20,444
Other current assets	7,183	9,110
	642,786	714,024
Intangible assets (Notes 5 & 8)	2,247,334	2,279,720
Goodwill (Note 9)	718,097	707,930
Fixed assets	5,043	5,366
Deferred income tax assets	1,689	979
Derivative financial instruments (Note 13)	4,716	23,555
Total Assets	3,619,665	3,731,574

Liabilities
Current
Accounts payable and accrued liabilities (Note 10)	205,808	169,493
Provisions (Note 11)	25,275	27,234
Income taxes payable	48,275	45,801
Current portion of long-term debt (Note 14)	76,722	76,492
Current portion of purchase consideration payable (Note 21)	2,361	104,039
	358,441	423,059
Long-term debt (Note 14)	3,474,821	3,469,285
Purchase consideration payable (Note 21)	6,627	7,505
Deferred income tax liabilities	182,013	181,238
Derivative financial instruments (Note 13)	36,630	27,854
Other liabilities	193	206
Total Liabilities	4,058,725	4,109,147

Shareholders' Deficit
Share capital (Note 15)	1,277,180	1,277,175
Contributed surplus	52,901	49,949
Accumulated other comprehensive loss	(329,444)	(343,824)
Deficit	(1,439,697)	(1,360,873)
Total Shareholders' Deficit	(439,060)	(377,573)
Total Liabilities and Shareholders' Deficit	3,619,665	3,731,574
Commitments and contingencies (Note 19)

Approved and authorized for issue by the Board of Directors on May 9, 2017.

"Rochelle Fuhrmann"	"Allan Oberman"
Director (Signed)	Director (Signed)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

[3]

Concordia International Corp.
Unaudited Condensed Interim Consolidated Statements of Loss
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Three months ended
	Mar 31, 2017	Mar 31, 2016
Revenue (Note 11)	160,557	228,535
Cost of sales (Notes 7 & 25)	45,142	68,683
Gross profit	115,415	159,852

Operating expenses (Note 25)
General and administrative	13,748	15,467
Selling and marketing	9,752	13,313
Research and development	7,984	8,867
Acquisition related, restructuring and other	5,216	3,548
Share-based compensation	2,952	8,357
Amortization of intangible assets (Note 8)	56,717	46,595
Depreciation expense	488	430
Change in fair value of purchase consideration	192	8,325
Total operating expenses	97,049	104,902

Operating income from continuing operations	18,366	54,950

Other income and expense
Interest and accretion expense (Note 14)	92,291	68,341
Interest income (Note 13)	(18,479)	—
Fair value loss on derivative financial instruments	27,314	—
Foreign exchange loss (gain)	990	(1,391)
Unrealized foreign exchange gain	(9,665)	(5,586)
Loss from continuing operations before tax	(74,085)	(6,414)

Income taxes
Current	5,986	8,707
Deferred	(1,247)	(10,320)
Net loss from continuing operations	(78,824)	(4,801)

Net loss from discontinued operations	—	(358)
Net loss for the period	(78,824)	(5,159)

Loss per share, from continuing operations (Note 16)
Basic loss per share	(1.54)	(0.09)
Diluted loss per share	(1.54)	(0.09)

Loss per share, including discontinuing operations (Note 16)
Basic loss per share	(1.54)	(0.10)
Diluted loss per share	(1.54)	(0.10)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

[4]

Concordia International Corp.
Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Three months ended
	Mar 31, 2017	Mar 31, 2016
Net loss for the period	(78,824)	(5,159)

Other comprehensive income (loss), net of tax
Amounts that will be reclassified to net loss
Cumulative translation adjustment	22,097	(83,524)
Net investment hedge of GBP denominated loans (net of taxes of $1,330 (2016 - $(2,301)))	(7,778)	15,199
Cross currency derivative financial instruments (net of taxes) (Note 13 (a))	61	—
Other comprehensive income (loss), net of tax	14,380	(68,325)
Total comprehensive loss	(64,444)	(73,484)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

[5]

Concordia International Corp.
Unaudited Condensed Interim Consolidated Statements of Changes in (Deficit) Equity
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Share Capital
	Number of Shares	Amount	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders' Equity (Deficit)
Balances, January 1, 2016	50,994,397	1,274,472	23,556	(104,293)	(37,527)	1,156,208
Dividends (Note 15)	—	—	—	—	(3,826)	(3,826)
Exercise and vesting of stock based compensation	21,475	648	(475)	—	—	173
Share based compensation	—	—	8,357	—	—	8,357
Taxes for share based compensation	—	—	(1,438)	—	—	(1,438)
Net loss for the period	—	—	—	—	(5,159)	(5,159)
Net investment hedge of GBP denominated loans (net of taxes of $(2,301))	—	—	—	15,199	—	15,199
Cumulative translation adjustment	—	—	—	(83,524)	—	(83,524)
Balances, March 31, 2016	51,015,872	1,275,120	30,000	(172,618)	(46,512)	1,085,990

Balances, January 1, 2017	51,089,556	1,277,175	49,949	(343,824)	(1,360,873)	(377,573)
Exercise and vesting of stock based compensation	226	5	(5)	—	—	—
Share based compensation	—	—	2,957	—	—	2,957
Net loss for the period	—	—	—	—	(78,824)	(78,824)
Net investment hedge of GBP denominated loans (net of taxes of $1,330)	—	—	—	(7,778)	—	(7,778)
Cross currency derivative financial instruments (net of taxes) (Note 13 (a))	—	—	—	61	—	61
Cumulative translation adjustment	—	—	—	22,097	—	22,097
Balances, March 31, 2017	51,089,782	1,277,180	52,901	(329,444)	(1,439,697)	(439,060)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

[6]

Concordia International Corp.
Unaudited Condensed Interim Consolidated Statements of Cash Flows
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Three months ended
	Mar 31, 2017	Mar 31, 2016
Cash flows from operating activities
Net loss from continuing operations	(78,824)	(4,801)
Adjustments to reconcile net loss to net cash flows from operating activities:
Interest and accretion expense (Note 14)	92,291	68,341
Interest income (Note 13)	(18,479)	—
Depreciation and amortization	57,205	47,025
Share based compensation expense	2,952	8,357
Non-cash inventory fair value adjustments (Note 5 & 7)	311	18,643
Fair value gains on purchase consideration	192	8,325
Income tax expense (recovery)	4,739	(1,613)
Fair value loss on derivative financial instruments	27,314	—
Unrealized foreign exchange loss	(9,665)	(5,586)
Contingent consideration paid (Note 21)	(8,635)	(3,424)
Income taxes paid	(5,240)	(1,937)
Income tax refunds	4,943	102
Bad debt expense	1,582	33
Changes in non-cash working capital (Note 26)	15,518	(42,010)
Cash flows from operating activities - continuing operations	86,204	91,455
Cash flows from operating activities - discontinued operations	—	433
Net cash flows from operating activities	86,204	91,888
Cash flows used in investing activities
Purchase of fixed assets and development costs	(484)	(3,779)
Interest earned	167	290
Net cash flows used in investing activities	(317)	(3,489)
Cash flows used in financing activities
Deferred financing costs paid	—	(5,062)
Proceeds from exercise of options	—	106
Repayment of long-term debt	(10,778)	(5,197)
Contingent consideration paid (Note 21)	(97,241)	(18,655)
Interest paid	(43,496)	(29,941)
Dividends paid	—	(3,825)
Net cash flows used in financing activities	(151,515)	(62,574)
Net change in cash and cash equivalents	(65,628)	25,825
Effects of exchange rate changes on cash and cash equivalents	3,867	(2,757)
Cash and cash equivalents, beginning of period	397,917	155,448
Cash and cash equivalents, end of period	336,156	178,516

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

[7]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

1. Description of Business and General Information

Concordia International Corp. (the “Company”, “Concordia”, and together with its subsidiaries, the “Group”) is an international specialty pharmaceutical company, owning or licensing, through its subsidiaries, a diversified portfolio of branded and generic prescription products. Concordia changed the composition of its business segments during the period from three to two reportable segments, which consist of Concordia North America and Concordia International, as well as a Corporate cost centre.
The Concordia North America segment has a diversified product portfolio that focuses primarily on the United States pharmaceutical market. During the period ended March 31, 2017, the Company aggregated its segments to include Orphan Drugs and Concordia North America into one reportable segment also named Concordia North America. Concordia North America operations are conducted through Concordia Pharmaceuticals Inc, S.à R.L. (“CPI”) and Concordia Laboratories Inc., S.à R.L. (“CLI”). CPI has a portfolio of branded products and authorized generic contracts. CLI owns Photofrin® for the treatment of certain forms of rare cancer. CLI is currently focusing on the use of Photofrin® for the treatment of lung cancer in line with its approved indications.
Concordia International operations are conducted through Concordia International (Jersey) Limited (formerly known as Amdipharm Mercury Limited) and certain of its subsidiaries (“Concordia International”). Concordia International is an international specialty pharmaceutical business, owning or licensing a diversified portfolio of branded and generic prescription products, which are sold to wholesalers, hospitals and pharmacies in over 90 countries.
Both the Concordia North America and Concordia International segments have products manufactured and sold through an out-sourced production and distribution network and marketed internationally through a combination of direct sales and local partnerships. Manufacturing is outsourced to a network of contract manufacturers.
The Corporate cost centre consists of centralized costs incurred by the Company, as ultimate parent company of the Group.
Concordia's business does not experience a significant amount of seasonal variation in demand.
The Company’s shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “CXR” and are listed for trading on the NASDAQ Global Select Market® under the symbol “CXRX”.
The registered and head office of the Company is located at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9.
These financial statements include trademarks that are protected under applicable intellectual property laws and are the property of Concordia or its affiliates or its licensors. Solely for convenience, the trademarks of Concordia, its affiliates and/or its licensors referred to in these financial statements may appear with or without the ® or TM symbol, but such references or the absence thereof are not intended to indicate, in any way, that the Company or its affiliates or licensors will not assert, to the fullest extent under applicable law, their respective rights to these trademarks. Any other trademarks used in these financial statements are the property of their respective owners.

[8]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

2. Liquidity Risk

The Company manages its capital structure to fund its ongoing operations and service its obligations through a process of budgeting and forecasting cash flows. The Company defines capital mainly as shareholders’ deficit and long-term debt. In addition to the cash flows generated by operations, the Company relies on existing cash resources and debt and equity financings to operate its business.
As of March 31, 2017, the Company’s liquidity was substantially comprised of $336 million (December 31, 2016 - $398 million) of cash and cash equivalents and $60 million available under an undrawn revolving credit facility (refer to Note 14).
The Company incurred a loss from operations for the year ended December 31, 2016 of $1.3 billion, and had a shareholders’ deficiency of $378 million. Cash flows from operating activities were $408 million in 2016 which is expected to decline in 2017 due to a number of factors including competitive pressures associated with the Company's product portfolio. However, the Company expects to continue to generate positive cash flows from operations that will be used as a source of liquidity for its operations. The Company incurred a loss from operations for the three months ended March 31, 2017 of $79 million and had a shareholders' deficiency of $439 million. Cash flows from operating activities were $86 million in the first quarter of 2017.
Since inception, the Company has expanded significantly through acquisitions to become an international specialty pharmaceutical company with a large portfolio of products in the North American, United Kingdom and other international markets with a total of approximately $3.7 billion of long-term debt. The Company’s long-term debt arrangements, as described in Note 14, are not currently subject to financial maintenance covenants. The Company currently has up to $60 million available under its revolving credit facility before it is subject to financial maintenance covenants. Principal payments of approximately $34 million are due in October 2017 on the maturity of the Company's equity bridge loan and a total of approximately $43 million of mandatory term loan facilities payments are due over the next twelve months through the required quarterly principal payments. No other principal payments are required through to maturity on the Company's extended bridge facility, unsecured notes and secured notes. The long term debt arrangements reach maturity during the period commencing October 21, 2021 for the term loan facilities through to April 21, 2023 for the Company's other debt arrangements: extended bridge facility (October 2022) and three senior notes (April 2022 for the Secured Notes (as defined herein), October 2022 for the October 2015 Notes (as defined herein) and April 2023 for the Covis Notes (as defined herein)) (refer to Notes 14 and 20).
In October 2016, the Company determined it was important to improve its liquidity position to provide more capital to support its business and to increase its cash reserves. Accordingly, the Company issued $350 million of Secured Notes on October 13, 2016 (refer to Note 14 (e)). These cash resources provided the Company with additional liquidity as it manages the challenges imposed by the decline in its operating performance, interest costs associated with being highly leveraged, foreign exchange risks and business environment challenges in both the North American and international markets. Cash flows from ongoing operations, cash on hand and a portion of the proceeds from the Secured Notes offering were used to fund cash earn-out payments of approximately $206.5 million (GBP 144 million) to the Vendors (as defined herein) of Amdipharm Mercury Limited, whereby one half of the earn-out was settled in December 2016 and the other half was paid in February 2017 along with accrued interest.
Given the declining performance of the Concordia North America segment, the Company now has significantly greater reliance on the Concordia International segment’s cash flows to fund its long-term debt interest and principal payments which exposes the Company to significant currency risk (refer to Note 20). The majority of the Company’s long-term debt of approximately $3.7 billion is denominated in US dollars other than the GBP term loan, which as at March 31, 2017 had an outstanding balance of £492 million. To mitigate the risk of GBP/USD fluctuations, the Company entered into cross currency swaps as economic hedges of certain cash flows from its Concordia International segment denominated in GBP which will be used to fund certain interest and principal payments denominated in USD. As described in Note 13, these cross currency swaps have terms through to 2022 and 2023 and fix certain interest and principal payments over their term.

[9]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

As described in the Company's annual financial statements for the year ended December 31, 2016, the Company evaluates whether material uncertainties exist relating to the above events or conditions and has considered the following, including more recent developments during the period ended March 31, 2017:

(a)
The Company’s current operating budget and cash flows from operating activities in 2017 are expected to decline compared with 2016, however, the Company believes it will continue to generate positive cash flow from operations, which, when combined with its estimated cash and cash equivalents, the Company believes will provide liquidity that is in excess of required interest and principal payments due on its long-term debt for at least, but not limited to, the next twelve months. During the first quarter of 2017 the Company generated cash flow from operations of $86 million (2016 - $92 million), and paid the remaining earn-out payments related to the Concordia International Acquisition (as defined herein) and the Products Acquisition (as defined herein) totaling £79 million and, as at March 31, 2017, the Company had $336 million of cash and cash equivalents. In addition, $60 million is currently available to the Company under the Company's revolving credit facility before the Company is subject to financial maintenance covenants on its long-term debt arrangements. During the next twelve months, the Company is required to make an estimated $290 million in interest repayments on its long-term debt, $77 million of principal repayments on its long-term debt (which includes a $34 million equity bridge loan repayment) and $2 million of purchase consideration payments. The Company believes it will have sufficient liquidity to service its obligations over the next twelve months, with cash flows from operations expected to service a significant portion of its financing obligations with excess funded through cash on hand where required.

(b)
The Company’s business faces certain significant risks and uncertainties which may impact its ability to achieve its 2017 operating budget. In addition to currency risk exposures referred to above and in Note 20, the Company continues to monitor the implementation of the recently enacted UK Health Service Medical Supplies (Costs) Act 2017 for impacts to its business and has certain ongoing investigations being conducted by the UK Competition and Markets Authority (CMA), the outcomes of which may impact pricing practices in its International segment, as well as impose penalties on the Company. The Company is also incurring legal costs to defend the class action proceedings which were commenced against the Company (refer to Note 19). While the outcome of these legal matters are unknown at this time, Management recognizes that these matters impose certain risks and uncertainties on the Company’s operations and cash flows, which may, in turn, impact its operating budget in 2017 and beyond. The Company believes that as at March 31, 2017, these developments are not expected to result in a material uncertainty with respect to its cash requirements for at least, but not limited to, the next 12 months.

(c)
If the Company does not generate sufficient cash to service its long-term debt obligations, it may be required to refinance or restructure its long-term debt arrangements, sell assets or seek to raise additional capital, which may be at less favourable terms. The Company’s first significant long-term debt maturities are not until October 2021. Notwithstanding the above factors, the Company is highly levered at the present time, and cannot currently provide any assurance with respect to its ability to refinance its long-term debt obligations when they become due in 2021 and beyond. The Company believes that based on current market conditions it will have adequate liquidity over the next twelve months to operate its business and meet its cash requirements, but that a reduction in the amount of its long-term debt may be necessary prior to October 2021. However, the Company believes that the need to refinance or restructure the Company's long-term debt at some point in the future does not constitute a material uncertainty at this time.

3. Significant Accounting Policies

(a)	Basis of Presentation

These condensed interim consolidated financial statements for the three month period ended March 31, 2017 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of interim financial statements including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements have been prepared under the historical cost convention, except for certain financial instruments

[10]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

that are measured at fair values. These condensed interim consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with Concordia's annual consolidated financial statements as at and for the year ended December 31, 2016.

The condensed interim consolidated financial statements are prepared in accordance with the accounting policies as set out in the Company's annual consolidated financial statements as at December 31, 2016, prepared in accordance with IFRS. The presentation of these condensed interim consolidated financial statements is consistent with the presentation of the annual consolidated financial statements. See Note 4 for a discussion of the change in estimate relating to the amortization of certain intangible assets.

The condensed interim consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars, which is also the Company’s functional currency.

(b)	Comparative Financial Information

Certain prior period balances have been re-classified to conform with the current period financial statement presentation.

(c)	Recent Accounting Pronouncements

The International Accounting Standards Board ("IASB") has not issued any significant new accounting standards that impact the Company that are not described in the Company's annual financial statements for the year ended December 31, 2016.

(i)	Recent accounting pronouncements not yet adopted

The following pronouncements that may be significant to the Company were issued by the IASB or the IFRS Interpretations Committee. Those pronouncements that are not applicable or do not have a significant impact to the Company have been excluded from the summary below.

The following pronouncements have not yet been adopted by the Company and are being evaluated to determine the resultant impact, as summarized below.

Revenue Recognition

IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”), provides a comprehensive five-step revenue recognition model for all contracts with customers. The IFRS 15 revenue recognition model requires management to exercise significant judgment and make estimates that affect revenue recognition. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements. The Company has not finalized its evaluation of the impact of adopting the standard, but anticipates certain areas of impact, which it will disclose in more detail when its evaluation is finalized in the subsequent interim periods.

Leases

IFRS 16, “Leases” (“IFRS 16”), sets out the principles for the recognition, measurement and disclosure of leases. IFRS 16 provides revised guidance on identifying a lease and for separating lease and non-lease components of a contract. IFRS 16 introduces a single accounting model for all lessees and requires a lessee to recognize right-of-use assets and lease liabilities for leases with terms of more than 12-months, unless the underlying asset is of low value. Under IFRS 16, lessor accounting for operating and finance leases will remain substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15. The Company is currently evaluating

[11]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

the impact of adopting this standard on the consolidated financial statements, however it does not expect the standard to have a significant impact due to the limited volume and magnitude of leases entered into by the Company.
4. Critical Accounting Estimates and Judgments and Key Sources of Estimation Uncertainty

The preparation of the interim consolidated financial statements requires management to make a number of judgments, estimates and assumptions regarding recognition and measurement of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed interim consolidated financial statements, the significant judgments made by management in applying the group policies and the key sources of estimation uncertainty were the same as those applied to the consolidated annual financial statements for the year ended December 31, 2016.

Change in estimate
During the first quarter of 2017, the Company assessed the use of the straight line amortization method for certain intangible assets and determined that, based on recent developments and historical patterns of economic consumption, these assets should be amortized based on a declining balance model.  Specifically, the Company determined that this method of amortization better reflects the pattern in which the assets future economic benefits are expected to be consumed by the Company, and that based on recent historical experience and knowledge about its intangible assets, this pattern can be determined reliably.
This change in estimate resulted in an increase in amortization expense of approximately $18.8 million for the period ended March 31, 2017, which is estimated to approximate the impact to future quarters in 2017.
5. Acquisitions
Products Acquisition
On June 1, 2016, the Company, through wholly owned subsidiaries, completed the acquisition of four generic products and their associated global rights (the "Products Acquisition"). The products acquired included Sodium Feredetate oral solution for the treatment of anemia, Trazadone oral solution for the treatment of depression, and antihistamine Alimemazine oral solution and tablets. The Company paid £21 million, funded through cash on hand on closing of the Products Acquisition. In addition, £7 million in earn-out payments based on certain performance and supply targets were paid on February 6, 2017.
The purchase price allocation for the Products Acquisition is not final as the Company is in the process of concluding on its valuation of intangible assets.
Fair Value of Consideration Transferred

Cash purchase consideration paid	30,677
Purchase consideration payable	9,691
Total Consideration	40,368

Assets Acquired

The transaction has been accounted for as a business combination under the acquisition method of accounting. The following table summarizes the estimated fair values of the assets acquired as of the acquisition date.

[12]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Amounts Recognized as of the Acquisition Date	Measurement period adjustments (c)	Amounts Recognized as of Mar 31, 2017
Acquired product rights (a)	37,011	73	37,084
Inventory (b)	3,357	(73)	3,284
Total fair value of consideration transferred	40,368	—	40,368
(a) Acquired product rights have expected useful lives of 7 years.
(b) Includes a non cash fair value increase to inventory of $3,080, of which $2,769 has been recorded in cost of sales during the year ended December 31, 2016 and $311 was recorded in cost of sales during the three month period ended March 31, 2017.
(c) The measurement period adjustments were made to reflect facts and circumstances existing as of the acquisition date, and did not result from intervening events subsequent to the acquisition date. During the measurement period, the Company recorded certain adjustments to the purchase price allocation including an increase to intangible assets of $73 and a decrease to acquired inventory of $73.
6. Accounts Receivable

As at	Mar 31, 2017	Dec 31, 2016
Accounts receivable	166,983	185,414
Allowance for doubtful accounts	(4,503)	(2,922)
Total	162,480	182,492
An aging of accounts receivable balances past due but not impaired is as follows:

As at	Mar 31, 2017	Dec 31, 2016
Amounts past due (net of provision)
Past due 1 - 30 days	3,838	8,288
Past due 31 - 60 days	1,898	2,413
Past due 61 - 120 days	2,978	3,175
Past due more than 120 days	2,515	1,712
Total	11,229	15,588

Amounts past due represent accounts receivable past due based on the customer's contractual terms. The net amounts past due of approximately $11 million, which is equivalent to 7% of the net accounts receivable balance as at March 31, 2017, has been assessed for recoverability by the Company. The majority of this balance relates to customers with a long trading history with the Company, whereby no issues of collection are expected.

[13]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

7. Inventory

As at	Mar 31, 2017	Dec 31, 2016
Finished goods	72,463	73,325
Raw materials	23,119	25,639
Work in process	14,081	14,429
Obsolescence reserve	(18,327)	(20,586)
Total	91,336	92,807

Inventory costs charged to cost of sales during the three month period ended March 31, 2017 were $37,626 (2016 - $40,087), which includes $311 (2016 - $18,643) of non-cash fair value adjustments related to inventories acquired through acquisitions. The Company decreased its reserve for obsolete inventory by $2,259 during the three month period ended March 31, 2017. There were no other inventory write-downs charged to cost of sales during the three month period ended March 31, 2017 (2016 - $nil).
8. Intangible Assets

	Acquired Product Rights and manufacturing processes	Intellectual Property	Distribution Contracts	Supplier Contracts	In-Process Research and Development ("IPR&D")	All Other Intangibles	Total
Balances, January 1, 2017	2,084,594	27,825	20,684	85,187	59,600	1,830	2,279,720
Additions	—	—	—	—	227	198	425
Transfer from IPR&D	220	—	—	—	(220)	—	—
Amortization	(49,237)	(410)	(1,355)	(5,547)	—	(168)	(56,717)
Impact of foreign exchange	21,164	—	305	1,248	1,153	36	23,906
Balances, March 31, 2017	2,056,741	27,415	19,634	80,888	60,760	1,896	2,247,334

During the first quarter of 2017, the Company assessed the use of the straight line amortization method for certain intangible assets and determined that, based on recent developments and historical patterns of economic consumption, these assets should be amortized based on a declining balance model. See Note 4 for a discussion of the change in estimate relating to the amortization of certain intangible assets.
9. Goodwill

Total
Balance, January 1, 2017	707,930
Impact of foreign exchange	10,167
Balance, March 31, 2017	718,097

[14]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

10. Accounts payable and accrued liabilities

As at	Mar 31, 2017	Dec 31, 2016
Trade payables	37,133	35,021
Accrued liabilities	64,289	69,855
Interest payable on long-term debt	65,746	44,280
Interest payable on cross currency swap contracts	38,640	20,337
Total	205,808	169,493
11. Provisions
The following table describes movements in the Company’s provisions balance by nature of provision:

	Chargebacks/Rebates/Co-pay	Returns	Inventory management	Prompt pay	Total
Balance, January 1, 2017	14,716	8,326	3,392	800	27,234
Additions	21,287	7,797	5,439	1,245	35,768
Utilization	(22,741)	(8,694)	(4,771)	(1,521)	(37,727)
Balance, March 31, 2017	13,262	7,429	4,060	524	25,275

The closing balance relates to provisions made to estimate the liabilities arising from chargebacks, rebates, returns and other price adjustments recorded as a reduction of revenue. Payments are expected within 12 months from the balance sheet date. Invoices received for such charges and estimates are shown in the accounts payable when received. The provision is for the uninvoiced portion of the charges and estimates.
12. Income Taxes

There have been no material changes to tax matters in connection with reporting periods subsequent to the filing of the Company's year ended December 31, 2016 financial statements. Refer to Note 12 in the Company’s year ended December 31, 2016 financial statements for a full description of the Company’s tax matters.

The Company is subject to income tax in numerous jurisdictions with varying tax rates. During the current period ended there was no material change to the statutory tax rates in the taxing jurisdictions where the majority of the Company’s income for tax purposes was earned or where its temporary differences or losses are expected to be realized or settled.

Although tax rates may not have changed materially, except if noted above, the Company’s organic growth and other natural shifts in revenue sources may result in a redistribution of income for tax purposes amongst taxing jurisdictions.

The Company continues to believe the amount of unrealized tax benefits appropriately reflects the uncertainty of items that are or may in the future be under discussion, audit, dispute or appeal with a tax authority or which otherwise result in uncertainty in the determination of income for tax purposes. If appropriate, an unrealized tax benefit will be realized in the reporting period in which the Company determines that realization is not in doubt. Where the final determined outcome is different from the Company’s estimate, such difference will impact the Company’s income taxes in the reporting period during which such determination is made.

[15]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

13. Derivative Financial Instruments

The Company's derivative financial instruments consist of cross currency swap contracts (the "Currency Swaps") entered into to reduce the Company's exposure to exchange rate fluctuations between Great British Pounds ("GBP") and United States Dollars ("USD").
The Company has entered into the Currency Swaps as economic hedges of certain cash flows from its Concordia International segment denominated in GBP and long term debt repayments denominated mainly in USD. The Company determines for each derivative contract entered into whether hedge accounting will be applied at inception, which is based on the facts and circumstances of each contract. The application of hedge accounting requires valuation techniques using market data that also consider movements in credit ratings and spreads. On the first derivative contract further described in (a) below, the Company applied hedge accounting on inception of the contract. As a result of volatility in market credit risk factors subsequently, the Company opted to not apply hedge accounting on the second derivative contract (further described below in (b)) and during the fourth quarter of 2016 further movements in credit ratings and spreads caused the first derivative contract to become ineffective under hedge accounting. Management believes that despite the Company's inability to apply and maintain hedge accounting, the derivative contracts are designed to continue to mitigate the Company’s foreign currency risk and fix certain payments related to its long-term debt commitments.
Payments and contractual obligations under the Currency Swaps are with the same counterparty, however are settled on a gross basis. Therefore, the fair value of the pay and receive portions along with interest payable and receivable have been presented on a gross basis within the consolidated statement of loss and comprehensive loss and balance sheet.
The Currency Swaps reduce the Company’s exposure to exchange rate fluctuations between GBP and USD, by converting certain GBP cash flows to USD over the terms of the Currency Swaps, thus fixing the interest rate and exchange on GBP cash flows used to fund the interest and principal payments on the related debt obligations.
The terms of the Currency Swaps are as follows:

Derivative Financial Instrument	Effective Date	Maturity Date	Principal Amount Receivable	Interest Rate Receivable	Principal Amount Payable	Interest Rate Payable	Implicit Rate of Foreign Exchange (USD per GBP)
August 2016 Currency Swap (a)	Aug 17, 2016	Apr 15, 2023	$382,000	10.65%	£296,930	10.29%	1.2865
November 2016 Currency Swap (b)	Nov 3, 2016	Apr 1, 2022	$350,000	9.00%	£286,580	9.95%	1.2213

(a)	The Company's cross currency swap contract that has an effective date of August 17, 2016 (the “August 2016 Currency Swap”) has the following additional terms:

•	Semi-annual receipts of $20,681

•	Semi-annual payments of £15,538

•	Contractual repricing on October 13, 2020
The Company had applied hedge accounting at the inception of the contract for the August 2016 Currency Swap. However, hedge accounting has been discontinued subsequent to September 30, 2016 due to increased hedge ineffectiveness, which has resulted in the hedge no longer qualifying for hedge accounting. Refer to Note 13 of the Company's consolidated annual financial statements for the year ended December 31, 2016, for a description and the sources of hedge ineffectiveness.

[16]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The payments and receipts associated with the August 2016 Currency Swap have been reflected in the consolidated statement of loss for the period ended March 31, 2017 within interest and accretion expense and interest income, respectively. During the three month period ended March 31, 2017, the Company recorded interest income of $10,171 (2016 – $nil) and recorded an interest expense of $9,469 (2016 – $nil) related to the August 2016 Currency Swap.

(b)	The Company's cross currency swap contract that has an effective date of November 3, 2016 (the “November 2016 Currency Swap”) has the following additional terms:

•	Semi-annual receipts of $15,750

•	Semi-annual payments of £14,257

•	Contractual repricing on October 1, 2020
The Company has not applied hedge accounting for the November 2016 Currency Swap.
The payments and receipts associated with the November 2016 Currency Swap have been reflected in the consolidated statement of loss for the period ended March 31, 2017 within interest and accretion expense and interest income, respectively. During the three month period ended March 31, 2017, the Company recorded interest income of $7,875 (2016 – $nil) and recorded an interest expense of $8,834 (2016 – $nil) related to the November 2016 Currency Swap.
Fair values of derivative financial instruments
The fair values of the Currency Swaps and their classification in the consolidated balance sheet are as follows:

As at	Balance Sheet Classification	Mar 31, 2017	Dec 31, 2016
August 2016 Currency Swap	Derivative financial instruments asset	4,716	23,555
November 2016 Currency Swap	Derivative financial instruments liability	(36,630)	(27,854)
Total derivatives		(31,914)	(4,299)
Cash flow hedge gains (losses) in accumulated other comprehensive loss

August 2016 Currency Swap
Balance, January 1, 2017	(1,561)
Transfers to (income) loss:
Discontinuation of hedge accounting due to hedge ineffectiveness	61
Balance, March 31, 2017	(1,500)

Losses recognized on derivative financial instruments in the unaudited condensed interim consolidated statement of loss

		Three months ended
	Statement of Loss Classification	Mar 31, 2017	Mar 31, 2016
August 2016 Currency Swap	Fair value loss on derivative financial instruments	(18,839)	—
November 2016 Currency Swap	Fair value loss on derivative financial instruments	(8,776)	—
Total		(27,615)	—

[17]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Interest income on cash and cash equivalents

Included within interest income on the unaudited condensed interim consolidated statement of loss is interest income for the three month period ended March 31, 2017 of $433 (2016 – $nil) earned on deposits held with major financial institutions, which deposits have been classified as cash equivalents within the unaudited condensed interim consolidated balance sheet.
14. Long-term Debt

As at	Mar 31, 2017	Dec 31, 2016
Term Loan Facilities (a)
- USD term loan	1,082,125	1,089,000
- GBP term loan	614,347	609,099
- Revolver	—	—
Bridge Facilities (b)	134,444	134,444
9.5% Senior Notes (c)	790,000	790,000
7% Senior Notes (d)	735,000	735,000
9% Senior Secured Notes (e)	350,000	350,000
Balance outstanding	3,705,916	3,707,543
Less: deferred financing costs	(154,373)	(161,766)
Total long-term debt	3,551,543	3,545,777
Less: current portion	(76,722)	(76,492)
Long-term portion	3,474,821	3,469,285

(a)
On October 21, 2015 (the "Closing Date") the Company, through a wholly owned subsidiary, completed the acquisition of 100% of the outstanding shares of Amdipharm Mercury Limited (the "Concordia International Acquisition") from Cinven, a European private equity firm, and certain other sellers (collectively the "Vendors"). To finance the Concordia International Acquisition, the Company entered into a credit agreement (the “Concordia International Credit Agreement") on October 21, 2015 pursuant to which a syndicate of lenders made available secured term loans in the aggregate amounts of $1.1 billion in one tranche (the “USD Term Loan”) and £500 million in a separate tranche (the “GBP Term Loan”, and together with the USD Term Loan, the “Term Loans”). In addition, the Concordia International Credit Agreement provides for, and made available to the Company, a secured revolving loan of up to $200 million that has not been drawn to date, that matures in October 2020.  All obligations of the Company under the Term Loans are guaranteed by all current and future material subsidiaries of the Company and include security of first priority interests in the assets of the Company and its material subsidiaries. The Term Loans mature on October 21, 2021, have variable interest rates and require quarterly principal repayments. During the first quarter of 2017, the Company made principal payments of $6,875 and £3,125 on the USD Term Loan and GBP Term Loan, respectively. In addition commencing in 2017, the Term Loans may require certain principal repayments calculated by reference to the Company’s excess cash flow as defined in the Concordia International Credit Agreement, calculated annually in respect of the prior year. No payments were required to be made in 2017 with respect to 2016. Interest rates on the Term Loans are calculated based on LIBOR plus applicable margins, with a LIBOR floor of 1%. Interest expense on the Term Loans for the three month period ended March 31, 2017 was $23,489 (2016 - $25,465). Commencing in 2017 the quarterly principal repayments on the Term Loans increased from a rate of 0.25% to 0.625%, and in 2019 increase to 1.25%.

(b)
On the Closing Date a syndicate of lenders also provided the Company with a senior unsecured equity bridge term loan facility of $135 million (the “Extended Bridge Loans”) and a senior unsecured equity bridge term loan facility of $45 million (the “Equity Bridge Loans” and together with the Extended Bridge Loans,

[18]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

the “Bridge Facilities”). All obligations of the Company under the Bridge Facilities, subject to certain customary exceptions, are guaranteed by all material subsidiaries of the Company. The Extended Bridge Loans have a seven year term to maturity and an interest rate of 9.5% for two years. If the Extended Bridge Loans are not repaid on or prior to October 21, 2017, the interest rate will increase to 11.5% and the lenders holding the Extended Bridge Loans will have the right to convert the Extended Bridge Loans into a five-year bond with an interest rate of 11.5%. The Equity Bridge Loans have a two year term to maturity and an interest rate of 9.5%. The Bridge Facilities can be repaid in full or in part at any time. In December 2015 the Company made a principal payment of $45,000 on the Bridge Facilities which was allocated pro rata between the outstanding principal of the Bridge Facilities. Interest expense on the Bridge Facilities was $3,193 for the three month period ended March 31, 2017 (2016 - $3,235). As at March 31, 2017 and December 31, 2016, the Equity Bridge Loans with a principal balance of $33,611 have been presented as current portion of long-term debt, as they mature during the fourth quarter of 2017.

(c)
On the Closing Date, the Company issued at par $790 million 9.5% senior unsecured notes due October 21, 2022 (the “October 2015 Notes”). The October 2015 Notes require no payment of principal throughout their term. Interest on the October 2015 Notes is payable semi-annually on June 15th and December 15th of each year. Interest expense on the October 2015 Notes was $18,505 for the three month period ended March 31, 2017 (2016 - $18,971).

(d)
In connection with the acquisition of a portfolio of products from Covis Pharma S.à R.L. and Covis Injectables S.à R.L. on April 21, 2015 (the "Covis Acquisition") the Company issued at par $735 million 7.00% senior unsecured notes due April 21, 2023 (the “Covis Notes”). The Covis Notes require no payment of principal throughout their term. Interest on the Covis Notes is payable semi-annually on April 15th and October 15th of each year. Interest expense on the Covis Notes was $12,792 for the three month period ended March 31, 2017 (2016 - $12,792).

(e)
On October 13, 2016, the Company issued at par $350 million 9.00% senior secured first lien notes due April 1, 2022 (the "Secured Notes"). The Secured Notes require no payment of principal throughout their term. Interest on the Secured Notes is payable semi-annually on April 1st and October 1st of each year. Interest expense on the Secured Notes was $7,767 for the three month period ended March 31, 2017 (2016 - $nil).

The Company is currently not subject to the financial maintenance covenants under the Concordia International Credit Agreement. These financial maintenance covenants are applicable only in the event that the aggregate principal amount of outstanding revolving loans under the Concordia International Credit Agreement is greater than 30 percent of the aggregate amount, or $60 million, of the available revolving facility. The Company has not drawn on the revolving facility to date. Notwithstanding the aforementioned, the Company is required to comply with customary non-financial covenants and each agreement that governs the Company’s long-term debt contains cross default provisions in the event of non-compliance.

The fair value of long-term debt as at March 31, 2017 was $1.9 billion (December 31, 2016 - $2.2 billion).

The following table describes movements in the Company’s long-term debt balance:

Balance, January 1, 2017	3,545,777
Repayments	(10,778)
Accretion of deferred financing fees	7,393
Impact of foreign exchange	9,151
Balance, March 31, 2017	3,551,543

[19]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Interest expense

	Three months ended
	Mar 31, 2017	Mar 31, 2016
Interest expense payable in cash	65,746	60,463
Interest expense on Currency Swaps (Note 13)	18,303	—
Non-cash items:
Accretion of deferred financing fees	7,461	7,571
Other non-cash interest	781	307
Interest and accretion expense	92,291	68,341
15. Share Capital

The Company is authorized to issue an unlimited number of common shares.

	Number of Common Shares	$
Balances, January 1, 2017	51,089,556	1,277,175
Vesting of RSUs	226	5
Balances, March 31, 2017	51,089,782	1,277,180

The Company did not declare any dividends during the three month period ended March 31, 2017 (2016 - $3,826). On August 12, 2016, the Company announced the suspension of its annual dividend payments.
16. Loss Per Share

	Three months ended
	Mar 31, 2017	Mar 31, 2016
Net loss from continuing operations for the period attributable to shareholders	(78,824)	(4,801)

Weighted average number of common shares in issue	51,089,556	51,009,511
Adjustments for:
Dilutive stock options	1,732	490,030
Dilutive unvested shares	1,598,902	262,840
Weighted average number of fully diluted shares	52,690,190	51,762,381

Loss per share, from continuing operations
Basic loss per share	(1.54)	(0.09)
Diluted loss per share	(1.54)	(0.09)

Loss per share, including discontinuing operations
Basic loss per share	(1.54)	(0.10)
Diluted loss per share	(1.54)	(0.10)

[20]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

For the periods noted above, the computation of diluted loss per share is equal to the basic loss per share due to the anti-dilutive effect of the stock options and unvested shares.
17. Share Based Compensation

Employee Stock Option Plan
The Company has an incentive stock option plan that permits it to grant options to acquire common shares to its directors, officers, employees and others. The maximum number of common shares which may be reserved for issue under the stock option plan cannot exceed 10% of the issued and outstanding common shares of the Company on a non-diluted basis (which maximum number is inclusive of any common shares reserved for issuance pursuant to the Company’s LTIP (as defined below)). The exercise price at which any option may be exercised to acquire a common share of the Company must be not less than the lesser of (i) the closing trading price of the common shares on the date of grant and (ii) the volume-weighted average price of the common shares on the TSX for the five trading days immediately preceding the date of grant.
As at March 31, 2017, 268,266 stock options (December 31, 2016 – 728,266) were available for grant under the stock option plan. During the three months ended March 31, 2017, the Company reallocated 700,000 of its share reserve from the stock option plan to the LTIP.

[21]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Information with respect to stock option transactions for the period ended March 31, 2017 is as follows:

	Number of Stock Options	Weighted Average Exercise Price
Balance, January 1, 2017	2,134,685	$32.73
Forfeited during the year	(240,000)	44.84
Balance, March 31, 2017	1,894,685	$31.20

Weighted-average exercise price of options exercisable as at March 31, 2017		$21.89

For the three month period ended March 31, 2017, the total compensation charged against income with respect to all stock options outstanding was $1,283 (2016 – $6,248).
As at March 31, 2017 outstanding stock options were as follows:

Year of Expiry	Exercise Price	Number of Stock Options	Exercisable
2022	35.66	911,500	299,667
2023	2.02 - 26.43	285,000	125,834
2024	5.88 - 31.50	459,000	434,000
2025	32.99 - 78.36	239,185	85,981
		1,894,685	945,482

Long-Term Incentive Plan
The Company has a long-term incentive plan (“LTIP”). Under the terms of the LTIP, the Board of Directors may grant units (“Units”), which may be either restricted share units ("RSUs") or deferred share units ("DSUs") to officers, directors, employees or consultants of the Company. Each Unit represents the right to receive one common share in accordance with the terms of the LTIP.
During the three month period ended March 31, 2017, the Company authorized for issuance under the LTIP a total of 1,438,047 RSUs with a market price of $1.89 vesting over 3 years.
During the three month period ended March 31, 2017, the Company authorized for issuance under the LTIP a total of 23,089 DSUs to the Board of Directors with a market price of $1.89. All of these DSUs remaining outstanding as at March 31, 2017.
For the three month period ended March 31, 2017, the Company recorded share based compensation expense of $1,672 (2016 - $2,109) related to the RSUs and DSUs accounted for on the basis that they will be equity-settled, with a corresponding credit to shareholders’ equity.

Certain performance based RSUs are subject to non-market based performance conditions. As at March 31, 2017 the Company assessed the actual and forecasted performance underlying these outstanding performance based RSUs, and based on that assessment, no vesting or expense has been recorded with respect to these performance based RSUs during the year.

[22]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The Company’s outstanding RSUs are as follows:

Number of RSUs
Balance, January 1, 2017	1,264,162
Issued during the period	1,438,047
Cancelled during the period	(39,850)
Vested during the period	(226)
Balance, March 31, 2017	2,662,133
18. Related Party Transactions

The Company had the following related party transactions during the three month period ended March 31, 2017 and 2016:

	Three months ended
	Mar 31, 2017	Mar 31, 2016
Legal fees paid or payable to a firm affiliated with a director	—	30
Total	—	30

Legal fees include professional services for advice relating to intellectual property matters. As at February 9, 2016, the firm affiliated with the director ceased providing legal services to the Company, apart from clerical and administrative work related to the transfer of files.

Certain current employees of the Concordia International segment had an equity interest in the Concordia International segment at the time of its sale to the Company.  As a result, pursuant to the share purchase agreement entered into by the Company in connection with the Concordia International Acquisition, these employees received a portion of the consideration paid by the Company to the Vendors of the Concordia International segment (including the earnout consideration paid in December 2016 and February 2017, respectively).
19. Commitments and Contingencies

Lease Commitments
The Company has operating leases relating to rental commitments for its international office locations, an aircraft lease and computer and electronic equipment leases. The leases typically run for a period of months up to five years.

[23]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The below table sets forth the Company’s obligations under operating leases:

Minimum Lease Payments
2017	3,149
2018	3,848
2019	3,067
2020	1,493
2021	642
Thereafter	299
12,498

Guarantees
All directors and officers of the Company are indemnified by the Company for various items including, but not limited to, all costs to defend lawsuits or actions due to their association with the Company, subject to certain restrictions. The Company holds directors’ and officers’ liability insurance to mitigate the cost of any potential future lawsuits or actions.
In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, leasing contracts, license agreements, information technology agreements and various product, service, data hosting and network access agreements. These indemnification arrangements may require the applicable Company entity to compensate counterparties for losses incurred by the counterparties as a result of breaches in representations, covenants and warranties provided by the particular Company entity or as a result of litigation or other third party claims or statutory sanctions that may be suffered by the counterparties as a consequence of the relevant transaction.
In connection with the acquisition of Zonegran®, the Company guaranteed the payment, performance and discharge of the purchaser's payment and indemnification obligations under the asset purchase agreement and each ancillary agreement entered into by the purchaser in connection therewith that contained payment or indemnification obligations. Pursuant to the asset purchase agreement entered into in connection with the Covis Acquisition (the "Covis Purchase Agreement") the Company guaranteed the purchaser's obligations under the Covis Purchase Agreement. Pursuant to the share purchase agreement entered into by the Company in connection with the Concordia International Acquisition, the Company guaranteed the obligations of the purchaser under the share purchase agreement and related transaction documents.

Litigation and Arbitration
From time to time, the Company becomes involved in various legal and administrative proceedings, which include product liability, intellectual property, securities, commercial, antitrust, government and regulatory investigations, related private litigation and ordinary course employment-related issues. From time to time, the Company also initiates actions or files counterclaims. The Company could be subject to counterclaims or other suits in response to actions it may initiate. The Company believes that the prosecution of these actions and counterclaims is important to preserve and protect the Company, its reputation and its assets. Certain of these proceedings and actions are described below.

Unless otherwise indicated the Company cannot reasonably predict the outcome of these legal proceedings, nor can it estimate the amount of loss, or range of loss, if any, that may result from these proceedings. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company's business, financial condition and results of operations, and could cause the market value of its common shares and/or debt securities to decline.

[24]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The Company, and certain of its former and current executive officers are the subject of various class action complaints relating to the Company’s August 12, 2016 press release, whereby the Company revised its 2016 guidance.  The complaints allege that the Company issued false and misleading statements to investors and/or failed to disclose that: the Company was experiencing a substantial increase in market competition against its drug Donnatal®, and other products; as a result, Concordia’s financial results would suffer, and Concordia would be forced to suspend its dividend; and as a result Concordia’s statements about its business, operations and prospects were materially false and misleading and/or lacked a reasonable basis at all relevant times. The class action lawsuits have been consolidated into a single case and a motion to dismiss this action was filed by the Company on February 20, 2017. On March 21, 2017, the plaintiffs in this action filed a response to the motion to dismiss, and on April 5, 2017 the Company filed a reply to plaintiffs' response.

The Company and certain of its former and current executive officers are also subject to a class action complaint alleging that the Company made false and/or misleading statements, as well as, failed to disclose material adverse facts about the Company's business operations and prospects, in the Company's Registration Statement, Prospectus and Supplemental Prospectus issued in connection with the Company's secondary offering on September 30, 2015. Specifically, the claim alleges that the statements were false and/or misleading and/or failed to disclose that: (i) the Company was experiencing a substantial increase in market competition against Donnatal®, and other products; (ii) consequently the Company's financial results would suffer and the Company would be forced to suspend its dividends; and (iii) as a result of the foregoing, the defendant's statements about the Company's business operations and prospects were false and misleading and/or lacked a reasonable basis. The Company has filed a motion to have this matter transferred to the Federal court hearing the class actions described immediately above.

The Company and certain of its former and current executive officers and certain members of the Board of Directors of the Company are subject to a securities class action filed in Quebec, Canada. The amended statement of claim alleges that the Company failed to disclose adverse material facts relating to, and misrepresented, among other things, the Company's business model, growth platforms, proforma revenues and dividend payments in certain disclosures from March 23, 2016 to August 11, 2016. This class action has not yet been certified nor has leave to bring a statutory claim under securities legislation yet been granted.

In all of the above class actions, the Company has retained counsel and intends to vigorously defend itself.

On October 25, 2016, the Company announced that the UK Competition and Markets Authority (CMA) commenced an investigation into various issues in relation to the UK pharmaceutical sector, and that the Concordia International segment was part of the inquiry. The CMA’s investigation includes matters that pre-date Concordia’s ownership of the Concordia International segment and relates to the Company’s pricing of certain products. The Company is fully cooperating with the investigation and the CMA has not reached a view as to whether or not it may proceed with its investigation to any finding of a competition law violation.

On March 3, 2017, the Company announced that the CMA issued a statement of objections to a third party and one of the Company’s subsidiaries in relation to the supply of 10mg hydrocortisone tablets in the UK between 2013 and 2016. A statement of objections is a formal statement by the CMA that it considers that a competition infringement may have occurred. The Company intends to respond in detail to the statement of objections and continues to cooperate fully with the CMA in the investigation. This investigation includes matters that pre-date the Company’s ownership of the Concordia International segment.

During the first quarter of 2016, the Company became aware that a third party had notified wholesalers, through listing services, of its intent to distribute and sell in certain US regions a non-FDA approved copy of Donnatal®. On January 6, 2016, the Company commenced a lawsuit against the third party and its principal owner claiming damages from such conduct, and on April 29, 2016 and May 3, 2016 commenced proceedings against two listing services for the continued listing of the products in their database. In May 2016, this non-FDA approved product was introduced into certain US regions. On October 4, 2016 and November 16, 2016, the Company dismissed its claims against the listing services on a without prejudice basis, respectively. On

[25]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

March 15, 2017, the Court ruled on the third party's motion to dismiss the Company's claim, denying such motion in part and granting it in part. On March 29, 2017, the third party filed its answer and counter claim in response to the Company's claim. The Company continues to pursue this lawsuit vigorously. Donnatal® is one phenobarbital and belladonna alkyloid product that has a right to a DESI hearing and we believe has distinct legal rights to be actively marketed. In a similar lawsuit commenced against Method Pharmaceuticals, LLC ("Method") and its principal owner, the Company received a favorable jury verdict on April 21, 2016 and was awarded damages in the amount of approximately $733. On March 2, 2017, the United States District Court - Western District of Virginia, Charlottesville Division, granted the Company's motion for enhanced damages in part, to amend the judgment against Method and its principal owner to reflect an award of damages in the total amount of approximately $2.2 million. On March 30, 2017, Method filed a motion to reconsider the order on enhanced damages. On April 13, 2017, the Company filed an opposition to Method's motion to reconsider. The motion is still pending.

During the second quarter of 2016, the Company agreed to settle a previously disclosed arbitration proceeding commenced by a former financial advisor to the Company, whereby the financial advisor had claimed it was owed approximately $12.3 million in connection with the Covis Acquisition and $26 million in connection with the Concordia International Acquisition, plus accrued interest on such amounts. As part of the settlement, the financial advisor released all claims against the Company and the Company agreed to pay a settlement amount of $12.5 million, which has been recorded in litigation settlement along with $0.96 million associated legal costs.

On September 16, 2016, the Company announced the introduction of a bill into the U.K. House of Commons to amend and extend existing provisions of the National Health Service Act 2006 to enable the Secretary of State to help manage the cost of health service medicines. On April 27 2017, the U.K. government accorded Royal Assent to the Act. See Note 2 for additional information on the potential impact of the Act on the Company. The Act introduces provisions in connection with controlling the cost of health service medicines and other medical supplies. The Act also introduces provisions in connection with the provision of pricing and other information by manufacturers, distributors and suppliers of those medicines and medical supplies. The Company continues to monitor the implementation of the Act. While the effects of the Act are unknown at this time, the Act could impose certain risks and uncertainties on the Company's operations and cash flows.
20. Financial Risk Management
The Company’s activities expose it to certain financial risks, including currency risk, interest rate risk, credit risk and liquidity risk.
The unaudited condensed interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual consolidated financial statements, and therefore should be read in conjunction with the Company's annual consolidated financial statements as at and for the year ended December 31, 2016.
Currency Risk
The Company operates primarily in USD, GBP and Euro. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations.
The table below shows the extent to which Company has net monetary assets (liabilities) in currencies other than the functional currency of the Company.

[26]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

As at	Mar 31, 2017	Dec 31, 2016
Amounts in USD
GBP	103,453	95,943
Euro	11,894	13,024
Indian Rupees	10,207	9,600
Canadian Dollars	6,191	(4,183)
Other	33,324	30,583
Total	165,069	144,967

Interest Rate Risk
The long term debt which bears interest at floating rates is subject to interest rate cash flow risk resulting from market fluctuations in interest rates. Contingent consideration payable and certain long-term debt bear interest at a fixed rate of interest, and as such are subject to interest rate price risk resulting from changes in fair value from market fluctuations in interest rates. A 1% appreciation (depreciation) in the interest rate would result in the following:

	Three months ended
	Mar 31, 2017	Mar 31, 2016
Impact of a 1% increase in interest rates for contingent purchase consideration payable on net loss	(137)	(2,740)
Impact of a 1% decrease in interest rates for contingent purchase consideration payable on net loss	146	2,858
Impact of a 1% increase in interest rates above LIBOR floor for long-term debt on net loss	(4,255)	(4,592)
Credit Risk
The Company’s investment policies are designed to mitigate the possibility of deterioration of principal, enhance the Company’s ability to meet its liquidity needs and provide high returns within those parameters. Management monitors the collectability of accounts receivable and estimates an allowance for doubtful accounts. As at March 31, 2017, the allowance for doubtful accounts was $4,503 (December 31, 2016 – $2,922).

Concentrations of credit risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk primarily consist of accounts receivable.
The Company evaluates the recoverability of its accounts receivable on an on-going basis. As of March 31, 2017 the Company’s three largest U.S. wholesale customers account for approximately 23% or $37 million of net trade receivables and 20% or $32 million of total revenue. The Company does not consider there to be additional concentration risk within the Concordia International segment.
Liquidity Risk
The Company has a planning and budgeting process in place to determine funds required to support the Company's normal operating requirements on an ongoing basis. Since inception, the Company has financed its cash requirements primarily through issuances of securities, short-term borrowings and issuances of long-term debt. The Company controls liquidity risk through management of working capital, cash flows and the availability and sourcing of financing.

[27]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The following tables summarize the Company’s significant contractual undiscounted cash flows as at March 31, 2017:

As at	Mar 31, 2017
Financial Instruments	< 3 months	3 to 6 months	6 months to 1 year	1 to 2 years	2 to 5 years	Thereafter	Total
Trade payables and accrued liabilities	101,422	—	—	—	—	—	101,422
Provisions	17,787	3,285	1,984	940	1,279	—	25,275
Long-term debt (a)	10,778	10,778	55,167	58,525	1,594,792	1,975,876	3,705,916
Interest on long-term debt	53,179	106,055	130,950	261,411	723,614	151,941	1,427,150
Purchase consideration payable	818	—	1,511	1,511	5,295	8,377	17,512
Derivative financial instruments(b)	(1,680)	—	2,471	8,169	13,188	—	22,148
	182,304	120,118	192,083	330,556	2,338,168	2,136,194	5,299,423

(a) Long-term debt cash flows include an estimate of the minimum required annual excess cash flow sweep (refer to Note 14 (a)).
(b) Derivative financial instruments reflect the interest income, interest expense and principal amounts payable to and receivable from the counterparty under the contracts.
21. Financial Instruments – Fair Value Estimation
Accounting classifications and fair values
The fair value of a financial asset or liability is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. For the financial assets and liabilities of the Company, the fair values have been estimated as described below:

Cash and cash equivalents	- approximates to the carrying amount;
Long-term debt	- based on quoted price, or by reference to observable quoted prices for similar long-term debt;
Receivables and payables	- approximates to the carrying amount

[28]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The following table presents the fair value of financial assets and financial liabilities, including their levels in the fair value hierarchy:

As at	Mar 31, 2017
	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value through profit or loss
Derivative financial instrument	—	4,716	—	4,716
	—	4,716	—	4,716

Financial liabilities measured at fair value through profit or loss
Purchase consideration	—	4,182	4,806	8,988
Derivative financial instrument	—	36,630	—	36,630
	—	40,812	4,806	45,618

As at	Dec 31, 2016
	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value through profit or loss
Derivative financial instrument	—	23,555	—	23,555
	—	23,555	—	23,555

Financial liabilities measured at fair value through profit or loss
Purchase consideration	—	92,182	19,362	111,544
Derivative financial instrument	—	27,854	—	27,854
	—	120,036	19,362	139,398
The current portion of purchase consideration as at March 31, 2017 is $2,361 (December 31, 2016 - $104,039).
Measurement of fair values

Purchase Consideration	Valuation Technique	Fair Value Hierarchy	Discount Rate	Purchase Consideration as at Mar 31, 2017
Pinnacle earn-out (a)	Discounted cash flows	Level 3	19%	3,397
Pinnacle annual payments (b)	Present value	Level 2	19%	3,868
Boucher & Muir (c)	Discounted cash flows	Level 3	19%	818
Primegen (d)	Discounted cash flows	Level 3	19%	905
Total purchase consideration				8,988
Less: current portion				(2,361)
Long-term portion				6,627

[29]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The valuation techniques used in measuring Level 2 and Level 3 fair values associated with purchase consideration and derivative financial instruments, as well as the significant unobservable inputs used are outlined below.

(a)
As part of the consideration for the acquisition of Pinnacle Biologics Inc. (“Pinnacle”), the Company has recorded a contingent consideration liability for its obligation to make additional payments to the former owners of Pinnacle. The liability represents the fair value of earn-out payments calculated as 15% of worldwide sales of Photofrin® in excess of $25,000 over the 10 calendar years following the Company’s acquisition of Pinnacle. The expected payment is determined by considering the possible scenarios of sales thresholds and the amount to be paid under such scenario and the probability of such scenario. The estimated fair value of the contingent consideration would decrease if the annual gross profit growth rates were lower and would also decrease if the market representative interest rate was lower.

(b)
As part of the consideration for the acquisition of Pinnacle, the Company is obligated to make 10 annual payments of $1,000, with the first payment made on December 31, 2014. The obligation is subordinated and is not subject to interest. The obligation has been recorded at the present value of required payments. The estimated fair value would increase if the market representative interest rate was higher.

(c)
On the acquisition of Concordia International, the Company assumed the Boucher & Muir purchase contingent consideration. The valuation of the purchase consideration liability is dependent on earning thresholds for the 12 months ending June 2017 and June 2016, subject to a cap of Australian Dollar 3 million. The expected payment is determined by considering the possible scenarios of earnings threshold, the amount to be paid under each scenario and the probability of each scenario. The estimated fair value of the contingent consideration would decrease if the earnings amount was lower and would also decrease if the market representative interest rate was lower.

(d)
On the acquisition of Concordia International, the Company assumed the Primegen Limited purchase contingent consideration. The valuation of the purchase consideration liability is dependent on revenue share on Nefopam equal to 25% of all sales achieved above £2.5 million for each of the first 3 years after launch of the product. The expected payment is determined by considering the possible scenarios of revenue growth rates, the amount to be paid under each scenario and the probability of each scenario. Purchase consideration of £1 million was paid in the first quarter of 2017 for meeting certain revenue targets, which reduced the fair value of the purchase consideration liability. The estimated fair value of the contingent consideration would decrease if the annual revenue growth rates were lower, and similarly the fair value would also decrease if the market representative interest rate was lower.

The Company entered into the August 2016 Currency Swap, with an obligation to pay £296,930 over the term of the contract maturing on April 15, 2023, at an interest rate of 10.294%. The Company will receive USD $382,000 over the term of the contract maturing on April 15, 2023, at an interest rate of 10.650%. The valuation method used for the derivative financial instrument was a discounted cash flow regression model, which considers USD forward rates relative to GBP, interest rates, credit spreads and credit default rates, as well as other market factors. The USD to GBP exchange rate at inception of the contract on August 17, 2016 was 1.2865. The USD to GBP exchange rate at March 31, 2017 was 1.2489. The estimated fair value would increase or decrease if the market representative interest rate was lower or higher, respectively. The estimated fair value would increase or decrease if the USD to GBP exchange rate was higher or lower, respectively.

The Company entered into the November 2016 Currency Swap, with an obligation to pay £286,580 over the term of the contract maturing on April 1, 2022, at an interest rate of 9.95%. The Company will receive USD $350,000 over the term of the contract maturing on April 1, 2022, at an interest rate of 9.00%. The valuation method used for the derivative financial instrument was a discounted cash flow regression model, which considers USD forward rates relative to GBP, interest rates, credit spreads and credit default rates, as well as other market factors. The USD to GBP exchange rate at inception of the contract on November 3, 2016 was 1.2213. The USD to GBP exchange rate at March 31, 2017 was 1.2489. The estimated fair value would increase or decrease if the market representative interest rate was lower or higher, respectively. The estimated fair value would increase or decrease if the USD to GBP exchange rate was higher or lower, respectively.

[30]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Reconciliation of Level 3 fair values

The following table presents movement from the opening balance to the closing balances for Level 3 fair values:

Purchase consideration
Balance, January 1, 2017	19,362
Paid during the period (a)	(13,838)
Recognized in consolidated statement of loss	(718)
Balance, March 31, 2017	4,806

(a) The amount paid during the period does not include the final earn-out payment of $92,038 paid to the Vendors of Concordia International on February 1, 2017 as this fair value measurement was transferred to Level 2 in the fourth quarter of 2016. The total purchase consideration payments made, including the amount paid to the Vendors of Concordia International, amounted to $105,876 during the three month period ended March 31, 2017.

There were no transfers between Level 2 and Level 3 during the period.

There were no changes in valuation techniques during the period.
22. Capital Management

The Company’s capital management objectives are to safeguard its ability to provide returns for shareholders and benefits for other stakeholders, by ensuring it has sufficient cash resources to fund its activities, to pursue its commercialization efforts and to maintain its ongoing operations. The Company includes long-term debt and shareholders’ deficit in the definition of capital.
The below table sets forth the Company’s capital structure:

As at	Mar 31, 2017	Dec 31, 2016
Long-term debt (Note 14)	3,705,916	3,707,543
Shareholders' Deficit	(439,060)	(377,573)
	3,266,856	3,329,970
23. Segmented Reporting

Operating Segments

During the first quarter of 2017 the Company changed the composition of its reportable segments, as further described in Note 1. The Company now has two reportable segments: Concordia North America and Concordia International, as well as a Corporate cost centre. The Company has reflected this change to its segment reporting retrospectively to the comparative first quarter of 2016 presented below. A brief description of each is as follows:
Concordia North America
The Concordia North America segment has a diversified product portfolio that focuses primarily on the United States pharmaceutical market. These products include, but are not limited to, Donnatal® for the treatment of irritable bowel syndrome; Zonegran® for the treatment of partial seizures in adults with epilepsy; Nilandron® for the treatment of metastatic prostate cancer; Lanoxin® for the treatment of mild to moderate heart failure and atrial fibrillation; Plaquenil® for the treatment of lupus and rheumatoid arthritis; and Photofrin® for the treatment of lung cancer. Concordia North America’s product portfolio consists of branded-products and authorized generic

[31]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

contracts. The segment’s products are manufactured and sold through an out-sourced production and distribution network in the United States, except for distribution of Photofrin® in the United States territory, which distribution is completed by an affiliate of the Company.
Concordia International
Concordia International is comprised of the Concordia International group of companies acquired by Concordia on October 21, 2015, which consists of a diversified portfolio of branded and generic products that are sold to wholesalers, hospitals and pharmacies in over 90 countries. Concordia International specializes in the acquisition, licensing and development of off-patent prescription medicines, which may be niche, hard to make products. The segment’s over 200 products are manufactured and sold through an out-sourced manufacturing network and marketed internationally through a combination of direct sales and local distribution relationships. Concordia International mainly operates outside of the North American marketplace.
Corporate
The Corporate cost centre represents certain centralized costs including costs associated with the Company's head office in Canada and costs associated with being a public reporting entity.

The following tables set forth operating income (loss), goodwill, total assets and total liabilities by reportable operating segment for the three month period ended March 31, 2017 and 2016.

	Concordia North America	Concordia International	Corporate	Three month period ended Mar 31, 2017

Revenue	41,828	118,729	—	160,557
Cost of sales	7,641	37,501	—	45,142
Gross profit	34,187	81,228	—	115,415

Operating expenses
General and administrative	1,548	6,562	5,638	13,748
Selling and marketing	3,763	5,989	—	9,752
Research and development	2,237	5,747	—	7,984
Acquisition related, restructuring and other	6	3,731	1,479	5,216
Share based compensation	2	—	2,950	2,952
Amortization of intangible assets	29,544	27,161	12	56,717
Depreciation expense	26	401	61	488
Change in fair value of purchase consideration	(582)	178	596	192
Total operating expenses	36,544	49,769	10,736	97,049

Operating income (loss)	(2,357)	31,459	(10,736)	18,366

[32]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Concordia North America	Concordia International	Corporate	Three month period ended Mar 31, 2016

Revenue	88,622	139,913	—	228,535
Cost of sales	12,015	56,668	—	68,683
Gross profit	76,607	83,245	—	159,852

Operating expenses
General and administrative	3,064	6,210	6,193	15,467
Selling and marketing	5,865	7,448	—	13,313
Research and development	2,909	5,958	—	8,867
Acquisition related, restructuring and other	—	3,333	215	3,548
Share based compensation	(59)	—	8,416	8,357
Amortization of intangible assets	15,342	31,253	—	46,595
Depreciation expense	11	377	42	430
Change in fair value of purchase consideration	1,450	3,007	3,868	8,325
Total operating expenses	28,582	57,586	18,734	104,902

Operating income (loss), continuing operations	48,025	25,659	(18,734)	54,950

Income (loss) from continuing operations before tax includes the total Operating income (loss) from continuing operations above plus other income and expense which do not form part of any reportable operating segment.

	Concordia North America	Concordia International	Corporate	Total
As at				Mar 31, 2017
Goodwill	27,966	690,131	—	718,097

Total assets	784,859	2,606,807	227,999	3,619,665

Total liabilities	50,661	381,095	3,626,969	4,058,725

As at				Dec 31, 2016
Goodwill, continuing operations	27,966	679,964	—	707,930

Total assets, continuing operations	827,758	2,585,654	318,162	3,731,574

Total liabilities, continuing operations	57,015	454,394	3,597,738	4,109,147

[33]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Geographic Information
The Company has major operations in Barbados, Canada, the United States and the United Kingdom. The following table sets forth revenue by geographic location based on contracted entity (excluding inter-company transactions):

For the three month period ended					Mar 31, 2017
	Barbados	United States	United Kingdom & Jersey	Ireland	All other countries	Total
Revenue	38,938	2,890	86,564	3,230	28,935	160,557

For the three month period ended					Mar 31, 2016
	Barbados	United States	United Kingdom & Jersey	Ireland	All other countries	Total
Revenue	85,948	2,674	99,095	3,440	37,378	228,535

Product Revenue by Category
Concordia North America

	Three months ended
	Mar 31, 2017	Mar 31, 2016
Branded	30,647	60,753
Authorised Generics and other	11,181	27,869
Total	41,828	88,622

Concordia International

	Three months ended
	Mar 31, 2017	Mar 31, 2016
Branded	47,149	51,768
Generics	71,580	88,145
Total	118,729	139,913

[34]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The following table sets forth assets and liabilities by geographic location (excluding inter-company balances and investments in subsidiaries):

As at	Mar 31, 2017
	Barbados	Canada	United States	United Kingdom & Jersey	Ireland	All other countries	Total

Current assets	106,521	227,343	12,441	153,046	99,771	43,664	642,786
Non-current assets	651,809	656	14,088	2,101,658	81,339	127,329	2,976,879
Total assets, continuing operations	758,330	227,999	26,529	2,254,704	181,110	170,993	3,619,665

Current liabilities	41,033	153,542	1,652	118,016	35,784	8,414	358,441
Non-current liabilities	7,973	3,473,427	3	192,479	-	26,402	3,700,284
Total liabilities, continuing operations	49,006	3,626,969	1,655	310,495	35,784	34,816	4,058,725

As at	Dec 31, 2016
	Barbados	Canada	United States	United Kingdom & Jersey	Ireland	All other countries	Total

Current assets	118,957	317,473	13,269	106,710	93,274	64,341	714,024
Non-current assets	681,304	689	14,228	1,816,920	641	503,768	3,017,550
Total assets, continuing operations	800,261	318,162	27,497	1,923,630	93,915	568,109	3,731,574

Current liabilities	44,523	129,139	2,293	207,619	31,651	7,834	423,059
Non-current liabilities	10,199	3,468,599	—	155,511	—	51,779	3,686,088
Total liabilities, continuing operations	54,722	3,597,738	2,293	363,130	31,651	59,613	4,109,147

[35]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

24. Directors and key management compensation

Compensation, consisting of salaries, bonuses, other benefits, severance and director fees to key management personnel and directors for the three month period ended March 31, 2017 amounted to $1,315 (2016 – $1,240).

Share based compensation expense recorded for key management and directors, for the three month period ended March 31, 2017 amounted to $1,883 (2016 – $3,337).
25. Nature of expenses

The nature of expenses included in cost of sales and operating expenses are as follows:

	Three months ended
	Mar 31, 2017	Mar 31, 2016
Production, manufacturing and distribution costs	45,142	68,683
Salaries, bonus and benefits	11,941	11,059
Sales and marketing expenses	6,588	10,501
Research and development expenses	5,967	6,833
Share-based compensation	2,952	8,357
Amortization and depreciation	57,205	47,025
Change in fair value of purchase consideration	192	8,325
Professional fees including acquisition and restructuring	7,981	7,859
Travel expenses	695	2,498
Rent and facilities	659	616
Other expenses	2,869	1,829
Total	142,191	173,585

[36]

Concordia International Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

26. Non-cash working capital

Changes in non-cash working capital is comprised of:

	Three months ended
	Mar 31, 2017	Mar 31, 2016
Accounts receivable	18,430	(40,350)
Inventory	1,160	(3,303)
Prepaid expenses and other current assets	2,029	1,958
Trade payables and accrued liabilities	(4,131)	1,628
Provisions	(1,959)	(1,869)
Other liabilities	(11)	(74)
Changes in non-cash working capital	15,518	(42,010)

[37]